UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Benefitfocus, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

08180D106
(CUSIP Number)

February 24, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 08180D106	13G

1.	NAMES OF REPORTING PERSONS Marsh & McLennan Companies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares
	6.	SHARED VOTING POWER 3,398,339 shares (1)
	7.	SOLE DISPOSITIVE POWER 0 shares
	8.	SHARED DISPOSITIVE POWER 3,398,339 shares (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,398,339 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12.	TYPE OF REPORTING PERSON HC, CO

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(1)  As described in greater detail in Item 2(c) below, Marsh & McLennan Companies, Inc. (“MMC”) directly owns all of the outstanding shares of capital stock of Mercer Consulting Group, Inc. (“Mercer Consulting”).  Mercer Consulting, in turn, directly owns all of the outstanding equity interests of Mercer LLC (“Mercer”), and Mercer directly owns the shares of common stock, $0.001 par value per share (“Common Stock”), of Benefitfocus, Inc. (the “Company”) referred to above on this cover page.  Each of MMC, Mercer Consulting and Mercer may therefore be deemed to have shared voting and dispositive power over such shares of Common Stock.  The number of shares of Common Stock referred to above on this cover page includes 2,817,526 shares of Common Stock purchased by Mercer on February 24, 2015, pursuant to the Securities Purchase Agreement (the “SPA”) dated as of the same date between Mercer and the Company, and 580,813 shares of Common Stock issuable pursuant to the Warrant for the purchase of shares of Common Stock of the Company issued to Mercer by the Company at the same time as the purchase of shares of Common Stock pursuant to the SPA.

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Item 1(a).	Name of Issuer

Benefitfocus, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

100 Benefitfocus Way
Charleston, SC 29492

Item 2(a).	Name of Person Filing

See response to 2(c).

Item 2(b).	Address of Principal Business Office or, if None, Residence

See response to 2(c).

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  This statement is filed on behalf of:

(i)	Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
Citizenship: State of Delaware

(ii)	Mercer Consulting Group, Inc.
1166 Avenue of the Americas
New York, NY 10036
Citizenship: State of New York

(iii)	Mercer LLC
1166 Avenue of the Americas
New York, NY 10036
Citizenship: State of Delaware

Mercer is a direct wholly owned subsidiary of Mercer Consulting.  Mercer Consulting is a direct wholly owned subsidiary of MMC.  Each Reporting Person may therefore be deemed to beneficially own the Common Stock owned by Mercer.  This Schedule 13G is being filed jointly on behalf of each of the Reporting Persons.  The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as an Exhibit hereto, related to the joint filing of this Schedule 13G in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

08180D106

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

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(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

3,398,339 shares for each of MMC, Mercer Consulting and Mercer.

(b)	Percent of class:

11.9% for each of MMC, Mercer Consulting and Mercer.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0 shares for each of MMC, Mercer Consulting and Mercer.

(ii)	Shared power to vote or to direct the vote:

3,398,339 shares for each of MMC, Mercer Consulting and Mercer. (1)

(iii)	Sole power to dispose or to direct the disposition of:

0 shares for each of MMC, Mercer Consulting and Mercer.

(iv)	Shared power to dispose or to direct the disposition of:

3,398,339 shares for each of MMC, Mercer Consulting and Mercer. (1)(2)

(1) Mercer is party to a Right of First Offer Agreement (the “ROFO Agreement”), dated as of February 24, 2015, among the Company and certain other stockholders thereof, including GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., Oak Investment Partners XII, Limited Partnership, Mason R. Holland, Jr. and Shawn Jenkins (such stockholders, collectively, the “ROFO Stockholders”). Pursuant to the ROFO Agreement, in certain circumstances, Mercer has a right of first offer over certain sales, transfers or other dispositions of Common Stock and certain other equity securities of the Company proposed to be made by the ROFO Stockholders, on the terms and subject to the conditions set forth in the ROFO Agreement. Notwithstanding the ROFO Agreement, each of Mercer, Mercer Consulting and MMC hereby expressly disclaims (i) beneficial ownership of the shares of Common Stock and other equity securities of the Company that are or may be beneficially owned by any of the ROFO Stockholders, whether individually or as a “group” for purposes of Section 13(d) or Section 13(g) of the Act, and (ii) membership in any such “group” of which any of the ROFO Stockholders is or may be a member.

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(2) Under the SPA dated as of February 24, 2015, between the Company and Mercer, Mercer has agreed not to sell, transfer or otherwise dispose of any shares of Common Stock until the earlier of (i) the expiration or termination of the software as a service agreement between the Company and an affiliate of Mercer, as amended, in accordance with its terms, (ii) the first date on which Mercer and its affiliates beneficially own less than (A) 75% of the shares of Common Stock acquired by Mercer on February 24, 2015 pursuant to the SPA or (B) 5% of the outstanding Common Stock, in each case in this clause (ii), for a period of at least 45 consecutive days, and (iii) December 31, 2017.  The foregoing transfer restrictions are subject to certain exceptions set forth in the SPA, including for sales, transfers or other dispositions (1) to the Company, (2) in response to a tender or exchange offer for shares of Common Stock, (3) as part of a merger or other transaction in which all outstanding shares of Common Stock are converted into or exchanged for other consideration and which is approved by the stockholders of the Company, (4) to affiliates of Mercer, provided that such affiliates agree to be bound by the terms of the SPA, or (5) with prior approval of the Company’s board of directors.  Following the expiration of such transfer restrictions, Mercer and its affiliates will have the right to sell their respective shares of Common Stock freely, subject to any applicable restrictions under federal and state securities laws.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Mercer Consulting Group, Inc.

Mercer LLC

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2015
(Date)

MARSH & MCLENNAN COMPANIES, INC.
/s/ Carey S. Roberts
(Signature)

Carey S. Roberts, Vice President, Deputy General Counsel & Corporate Secretary
(Name/Title)

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement

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